FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 3, 2012: Excel Maritime Reports Results for the First Quarter ended March 31, 2012.

Exhibit 1

Excel Maritime Reports Results for the First Quarter ended March 31, 2012

ATHENS, GREECE – May 3, 2012 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the first quarter ended March 31, 2012.

Financial highlights

	Three-Months ended March 31,
	2011	2012
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$97.3	$64.1
Net Loss	$(1.0)	$(36.6)
Adjusted Net Income (Loss)	$0.5	$(35.6)
Losses per Share-Diluted	$(0.01)	$(0.42)
Adjusted Earnings (Losses) per Share-Diluted	$0.01	$(0.41)
Adjusted EBITDA	$48.0	$22.2
Time Charter Equivalent (TCE) per day	$19,642	$14,048

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Corporate highlights and Recent developments

Loan amendments: In March 2012, we amended the loan repayment schedule of our $1.4 billion credit facility and were granted the option to defer the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016. In addition, we amended the collateral value clause and a number of financial covenants of certain credit facilities for the period through December 31, 2013, in order to respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values. (Please refer to the recent developments in our earnings release issued on March 16, 2012 for a detailed discussion of the foregoing amendments.)

Deferral Notice: Following the amendment of our $1.4 billion credit facility, we exercised our option to defer the entire loan installment of $24.3 million, originally due on April 2, 2012, to the balloon payment of the facility in April 2016.

Fleet Coverage

Fleet Coverage, as of April 30, 2012	Full Year '12
Capesize Fleet	100%
Kamsarmax / Panamax Fleet	65%
Entire Fleet - Fixed Charters	67%
% of Fixed Charters with upside participation	25%

As of April 30, 2012, we have secured contract coverage for 100% and 65%, respectively, of the available days of our Capesize vessels and Kamsarmax/Panamax vessels for the year ending December 31, 2012.  With respect to the entire fleet, 67% of the available days of 2012 have been fixed, 25% of which under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Against challenging market conditions, Excel delivered an operating cash flow positive quarter, as we continued to capture the benefits of disciplined cost management and prudent chartering strategy. The successful completion of the waiver agreement with our lenders is a great achievement and will help us weather through the near term challenges stemming from the structural imbalances in our markets. Despite current uncertainty persisting in the global economy, the longer term outlook for Excel’s diversified fleet remains strong. We expect robust demand for commodities in the emerging economies, notably in China and India, which will eventually lead to a sustained recovery in freight rates when the excess tonnage is absorbed.’’

First Quarter 2012 Results:

Excel reported voyage revenues for the first quarter of 2012 amounting to $64.1 million compared to $97.3 million for the same period in 2011, a decrease of approximately 34.1%.

Adjusted EBITDA for the first quarter of 2012 was $22.2 million compared to $48.0 million for the first quarter of 2011, a decrease of approximately 53.8%.

Net loss for the quarter amounted to $36.6 million or $0.42 per weighted average diluted share compared to a net loss of $1.0 million or $0.01 per weighted average diluted share in the first quarter of 2011.

The first quarter 2012 results include a non-cash unrealized gain on derivative financial instruments of $3.5 million compared to a non-cash unrealized gain on derivative financial instruments of $6.3 million in the corresponding period in 2011. In addition, the first quarter 2012 results include a non-cash charge of $5.4 million relating to the valuation of the warrants and the put option on the preferred shares under the back stop agreement (“Back stop agreement Valuation”)  entered into as part of the $1.4 billion credit facility amendment.

Included in the above net results is also the amortization of unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to an income of $1.0 million and $0.8 million for the first quarter of 2012 and 2011, respectively.

In addition, the first quarter 2011 results include a non-cash loss of $9.8 million relating to the amortization of favorable time charters that were recorded upon acquiring Quintana and a gain in connection with the sale of M/V Marybelle amounting to $1.3 million.

Adjusted net loss, excluding all the above items, for the first quarter of 2012 amounted to $35.6 million or $0.41 per weighted average diluted share compared to an adjusted net income, excluding all the above items, for the first quarter of 2011 of $0.5 million or $0.01 per weighted average diluted share.

Included in the above adjusted net loss is also the amortization of stock-based compensation expense of $0.6 million and $1.3 million for the quarters ended March 31, 2012 and 2011, respectively.

An average of 47.0 and 48.3 vessels were operated during the first quarter of 2012 and 2011, respectively, earning a blended average time charter equivalent rate of $14,048 and $19,642 per day, respectively.

A reconciliation of adjusted EBITDA to net income (loss), adjusted net income (loss) to net income (loss), and Adjusted Earnings (losses) per Share (Diluted) to Earnings (losses) per Share (Diluted), as well as a calculation of the TCE, is provided in a later section of this press release.

Conference Call Details:

Tomorrow May 4, 2012 at 8:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until May 11, 2012 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED MARCH 31, 2011 AND 2012

(In thousands of U.S. Dollars, except for share and per share data)

	First Quarter
	2011	2012
REVENUES:
Voyage revenues	$97,278	$64,076
Time Charter fair value amortization	836	963
Revenue from managing related party vessels	17	-
Total Revenues	98,131	65,039

EXPENSES:
Voyage expenses	13,120	7,379
Charter hire expense	8,096	8,185
Charter hire amortization	9,849	-
Commissions to related parties	1,073	717
Vessel operating expenses	21,029	19,528
Depreciation expense	31,714	31,871
Dry-docking and special survey cost	1,146	8,616
General and administrative expenses	6,419	6,097
	92,446	82,393

Gain on sale of vessel	1,274	-

Income (loss) from operations	6,959	(17,354)

OTHER INCOME (EXPENSES):
Interest and finance costs	(7,768)	(17,121)
Interest income	421	166
Gains (losses) on derivative financial instruments	458	(1,501)
Foreign exchange gains (losses)	(159)	8
Other, net	(410)	(244)
Total other income (expenses), net	(7,458)	(18,692)

Net loss before taxes and income earned by non controlling interest	(499)	(36,046)

US Source Income taxes	(252)	(189)

Net loss	(751)	(36,235)

Income earned by non-controlling interest	(273)	(352)

Net loss attributable to Excel Maritime Carriers Ltd.	$(1,024)	$(36,587)

Losses per common share, basic	$(0.01)	$(0.42)
Weighted average number of shares, basic	83,641,408	87,978,607
Losses per common share, diluted	$(0.01)	$(0.42)
Weighted average number of shares, diluted	83,641,408	87,978,607

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2011 AND MARCH 31, 2012 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2011	March 31, 2012

CURRENT ASSETS:
Cash and cash equivalents	$53,749	$30,945
Restricted cash	5,700	5,658
Accounts receivable	7,004	8,744
Other current assets	16,392	16,529
Total current assets	82,845	61,876

FIXED ASSETS:
Vessels, net	2,579,285	2,547,593
Office furniture and equipment, net	941	811
Total fixed assets, net	2,580,226	2,548,404

OTHER NON CURRENT ASSETS:
Other deferred non- current asset	1,108	1,183
Restricted cash	57,750	57,750

Total assets	$2,721,929	$2,669,213

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$104,879	$31,996
Accounts payable	12,062	14,337
Other current liabilities	31,106	37,746
Derivative financial instruments	19,453	20,643
Total current liabilities	167,500	104,722

Long-term debt, net of current portion and net of deferred financing fees	952,716	998,926
Time charters acquired, net	14,633	13,745
Derivative financial instruments	26,516	22,149

Total liabilities	1,161,365	1,139,542

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	891	891
Additional paid-in capital	1,071,263	1,076,988
Other Comprehensive loss	(3,064)	(3,447)
Retained earnings	480,081	443,494
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,548,982	1,517,737
Non-controlling interests	11,582	11,934
Total Stockholders’ Equity	1,560,564	1,529,671

Total liabilities and stockholders’ equity	$2,721,929	$2,669,213

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2011 AND 2012

(In thousands of U.S. Dollars)

	First Quarter
	2011	2012
Cash Flows from Operating Activities:
Net loss	$(751)	$(36,235)
Adjustments to reconcile net loss to net cash provided by operating activities	37,141	36,430
Changes in operating assets and liabilities:
Operating assets	4,661	3,072
Operating liabilities	2,695	1,051
Net Cash provided by Operating Activities	$43,746	$4,318

Cash Flows from Investing Activities:
Advances for vessels under construction	(18,267)	-
Additions to office furniture and equipment	(55)	(20)
Additions to vessels cost	-	(29)
Proceeds from sale of vessel	9,880	-
Net cash used in Investing Activities	$(8,442)	$(49)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(2,977)	42
Proceeds from long-term debt	16,100	-
Repayment of long-term debt	(34,879)	(26,905)
Payment of financing costs	(9)	(210)
Net cash used in Financing Activities	$(21,765)	$(27,073)

Net increase (decrease) in cash and cash equivalents	13,539	(22,804)
Cash and cash equivalents at beginning of period	65,917	53,749
Cash and cash equivalents at end of the period	$79,456	$30,945

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments under our credit facilities	$4,899	$6,979
Interest payments under our interest rate swap agreements	6,101	5,104

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2011	2012
Net loss	$(1,024)	$(36,587)
Interest and finance costs, net (1)	13,143	21,917
Depreciation	31,714	31,871
Dry-dock and special survey cost	1,146	8,616
Unrealized gain on derivative financial instruments	(6,254)	(3,461)
Amortization of T/C fair values (2)	9,013	(963)
Stock based compensation	1,313	622
Gain on sale of vessel	(1,274)	-
Taxes	252	189
Adjusted EBITDA	$48,029	$22,204

(1) Includes back stop agreement non cash loss and derivative financial instruments paid and received
(2) Analysis:	First Quarter
	2011	2012

Non-cash amortization of unfavorable time charters in revenue	$(836)	$(963)
Non-cash amortization of favorable time charters in charter hire expense	9,849	-
	$9,013	$(963)

Reconciliation of Net loss to Adjusted Net Income (Loss)
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2011	2012
Net loss	$(1,024)	$(36,587)
Unrealized gain on derivative financial instruments	(6,254)	(3,461)
Back stop agreement Valuation	-	5,369
Gain on sale of vessel	(1,274)	-
Amortization of T/C fair values	9,013	(963)
Adjusted net income (loss)	$461	$(35,642)

Reconciliation of Losses per Share (Diluted) to Adjusted Earnings (Losses) per Share (Diluted)
(all amounts in U.S. Dollars)
	First Quarter
	2011	2012
Losses per Share (Diluted)	$(0.01)	$(0.42)
Unrealized gain on derivative financial instruments	$(0.07)	$(0.04)
Back stop agreement Valuation	-	$0.06
Gain on sale of vessel	$(0.02)	-
Amortization of T/C fair values	$0.11	$(0.01)
Adjusted Earnings (Losses) per Share (Diluted)	$0.01	$(0.41)

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income (loss) attributable to us plus net interest and finance costs, depreciation, other losses and taxes eliminating the effect of stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income (loss) represents net income (loss) attributable to us plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and the elimination of the effect of deferred time charter assets and liabilities. Adjusted Earnings (losses) per Share (diluted) represents Adjusted Net Income (loss) divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered to be substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income (loss) and adjusted earnings (losses) per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a joint venture in which Excel holds a 71.4% interest, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the quarter ended March 31, 2012 compared to the corresponding period in the prior year.

Vessel Employment
(In U.S. Dollars per day, except for days and utilization)
	First Quarter
	2011	2012
Calendar days	4,351	4,277
Available days	4,230	3,985
Utilization	97.2%	93.2%
Time charter equivalent rate	$19,642	$14,048
Vessel operating expenses	$4,833	$4,566
Net Operating cash flows before G&A expenses	$14,809	$9,482

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel formed  part of our fleet during that period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we possessed   the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a specific period of time and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of financial performance used by other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	First Quarter
	2011	2012
Voyage revenues	$97,278	$64,076
Voyage expenses and commissions to related parties	(14,193)	(8,096)
Total revenue, net of voyage expenses	$83,085	$55,980
Total available days	4,230	3,985
Daily Time charter equivalent	$19,642	$14,048

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	2Q’12	3Q’12	4Q’12	1Q’13	Total

Amortization of unfavorable time charters (1)	$0.9	$0.9	$0.9	$0.9	$3.6

(1)

Adjustment to Revenue from operations i.e. increases revenues

Fleet List as of April 30, 2012:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Period	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Period	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Period	$26,500		Nov 2015
4	Iron Miner	177,931	2007	Period	$17,000		Mar 2013
5	Kirmar	164,218	2001	Period	$49,000	(net)	May 2013
6	Iron Beauty	164,218	2001	Period	$12,250		Dec 2012
7	Lowlands Beilun (1)	170,162	1999	Period	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis	82,269	2007	Period	$14,000		Dec 2012
9	Iron Brooke	82,594	2007	Period	$11,250		Mar 2013
10	Iron Lindrew (4)	82,598	2007	Period	$12,000	(floor)	Jan 2014
11	Pascha	82,574	2006	Period	$14,000		Dec 2012
12	Coal Gypsy	82,221	2006	Period	$11,250		Apr 2013
13	Iron Anne	82,220	2006	Period	$14,000		Dec 2012
14	Iron Vassilis	82,257	2006	Period	$14,000		Aug 2012
15	Iron Bill	82,187	2006	Period	$11,500		Apr 2013
16	Ore Hansa	82,209	2006	Period	$11,250		Apr 2013
17	Iron Kalypso	82,224	2006	Period	$11,500		Jan 2013
18	Iron Fuzeyya (6)	82,209	2006	Period	$12,750	(year 1)	Nov 2013
19	Santa Barbara (3)	82,266	2006	Period	$15,000	(year 1)	Jun 2013
20	Coal Hunter (3)	82,298	2006	Period	$15,000	(year 1)	Jun 2013
21	Iron Bradyn	82,769	2005	Period	$12,000		Nov 2012
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester	76,417	2004	Period	$11,250		Mar 2013
23	Grain Express	76,466	2004	Spot
24	Iron Knight	76,429	2004	Period	$12,250		Jan 2013
25	Coal Pride	72,493	1999	Spot
26	Isminaki (4)	74,577	1998	Period	$11,000	(floor)	Nov 2012
27	Angela Star (4)	73,798	1998	Period	$11,000	(floor)	Nov 2012
28	Elinakos	73,751	1997	Spot
29	Happy Day	71,694	1997	Period	$13,000		Aug 2012
30	Iron Man (5)	72,861	1997	Spot
31	Coal Age (5)	72,824	1997	Spot
32	Fearless I (5)	73,427	1997	Spot
33	Barbara (5)	73,307	1997	Spot
34	Linda Leah (4) (5)	73,317	1997	Period	$11,000	(floor)	Oct 2012
35	King Coal (5)	72,873	1997	Period	$11,500		Jul 2012
36	Coal Glory (5)	73,670	1995	Spot
37	Powerful	70,083	1994	Period	$10,500		Jun 2012
38	First Endeavour	69,111	1994	Spot
39	Rodon	73,656	1993	Spot
40	Birthday	71,504	1993	Spot
41	Renuar	70,155	1993	Spot
42	Fortezza	69,634	1993	Spot
	Total Panamax (21)	1,532,047
43	July M	55,567	2005	Period	$10,500		Aug 2012
44	Mairouli	53,206	2005	Spot
	Total Supramax (2)	108,773
45	Emerald	45,588	1998	Spot
46	Princess I	38,858	1994	Spot
47	Attractive	41,524	1985	Spot
	Total Handymax (3)	125,970
	Total Fleet (47)	4,137,488
	Average age		10.9 Yrs

(1) The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The daily charter rate during the first year of the charter is $15,000. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $14,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(4) The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) ranging from $11,000 to $12,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(5) Indicates a vessel sold to its current owner in July 2007 and subsequently leased back to us under a bareboat charter expiring in July 2015.

(6) The daily charter rate during the first year of the charter is $12,750. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $11,750 and a 50% profit-sharing arrangement over the amount specified in the charter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 3, 2012

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer